SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D/A
                                 AMENDMENT NO. 5
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                 TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)

                                   ULURU INC.
     ----------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, $.001 par value per share
     ----------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    90403T100
     ----------------------------------------------------------------------
                                 (CUSIP NUMBER)

                             BRENCOURT ADVISORS, LLC
                         600 LEXINGTON AVENUE, 8TH FLOOR
                               NEW YORK, NY 10022
                          Adam Hopkins - (212) 313-9776
     ----------------------------------------------------------------------
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                       RECEIVE NOTICE AND COMMUNICATIONS)

                                  July 17, 2009
     ----------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

          Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

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(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Amendment No. 5 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on August 20, 2008 and amended on October 31, 2008, further amended on April 29, 2009, and further amended on June 16, 2009 (as so amended, the "Statement") by and on behalf of Brencourt Advisors, LLC ("Brencourt") and William l. Collins, managing member of Brencourt (collectively, the "Reporting Persons") with respect to the common stock, par value $0.001 per share (the "Common Stock"), of Uluru Inc., a Nevada corporation. The purpose of this Amendment No. 5 is to report a change in Brencourt's beneficial ownership of the Common Stock as set forth below. Additionally, in filing this amended Schedule 13D the Reporting Persons are converting their filing status from activist investor to passive investor.

The disclosure of Brencourt as a Reporting Person beginning on Page 2 of the Statement has been amended as follows:

1) NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    BRENCOURT ADVISORS, LLC      EIN # 13-4137530
-------------------------------------------------------------------------------
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |_|

                                                              (b) |X|
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3) SEC USE ONLY


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4) CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
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                                5) SOLE VOTING POWER

       NUMBER                           457,049
       OF                     --------------------------------------------------
       SHARES                   6)     SHARED VOTING POWER
       BENEFICIALLY
       OWNED BY                        0
       EACH                   --------------------------------------------------
       REPORTING                7)     SOLE DISPOSITIVE POWER
       PERSON
       WITH                            457,049
                              --------------------------------------------------
                                8) SHARED DISPOSITIVE POWER

                                       0
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9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   457,049
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10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                           |-|

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11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    0.70%
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12) TYPE OF REPORTING PERSON

    IA
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ITEM 4  PURPOSE OF TRANSACTION

Item 4 of the Statement is amended by the following:

     The Reporting Persons have disposed of the Common Stock, as described in this Statement, in the ordinary course of business.

ITEM 5  INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Statement is hereby amended and supplemented as follows:

(a)-(b) The Investment Manager may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of the aggregate amount of 457,049 Shares owned by the Funds representing approximately 0.70% of the Issuer's Shares outstanding on its Quarterly Report on Form 10-Q for the period ended March 31, 2009 as filed with the Commission on May 15, 2009. Mr. Collins beneficially owns 359,062 Shares, representing approximately 0.55% of the Issuer's Shares outstanding as noted above.

(c) Since May 18, 2009, the Reporting Persons have acquired and disposed of shares of Common Stock of the Issuer as follows:

--------------------------------------------------------------------------------
BENEFICIAL OWNER     DATE OF SALE      ACQUIRED OR     AMOUNT OF       PRICE
                                        DISPOSED        SHARES       PER SHARE
--------------------------------------------------------------------------------

Brencourt            July 13, 2009      Disposed          26,335          $0.142
--------------------------------------------------------------------------------
Brencourt            July 14, 2009      Disposed          64,045          $0.142
--------------------------------------------------------------------------------
Brencourt            July 14, 2009      Disposed         175,000          $0.140
--------------------------------------------------------------------------------
Brencourt            July 15, 2009      Disposed        2,275,675         $0.118
--------------------------------------------------------------------------------
Brencourt            July 15, 2009      Disposed          40,000          $0.132
--------------------------------------------------------------------------------
Brencourt            July 16, 2009      Disposed          8,022           $0.110
--------------------------------------------------------------------------------
Brencourt            July 16, 2009      Disposed        1,394,400         $0.110
--------------------------------------------------------------------------------


(e) The Reporting Persons, in the aggregate, ceased to beneficially own more than five percent of the outstanding Shares of the Issuer as of July 15, 2009.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            July 17, 2009
                                       --------------------------
                                                 (Dated)

                                          /s/ Adam Hopkins
                                       ---------------------------
                                               (Signature)

                                         Chief Compliance Officer
                                       ---------------------------
                                                 (Title)